FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR JANUARY 22, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)



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DESWELL {LOGO}



                                               CONTACT:
                                               John G. Nesbett/David K. Waldman
                                               Lippert/Heilshorn & Associates
                                               212-838-3777, ext. 6631
                                               e-mail: jnesbett@lhai.com


                             DESWELL INDUSTRIES INC.

                         ACQUIRES ADDITIONAL INTEREST IN

                     ELECTRONICS AND METALLICS SUBSIDIARIES

HONG KONG (January 22, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced that it has acquired an additional 20% interest in Integrated International Limited ("Integrated"), the holding company for Deswell's electronics and metallics subsidiaries. In return, Deswell issued 251,880 common shares to Messrs. S.K. Lee and M.C. Tam, minority shareholders of Integrated. The newly issued shares are subject to a lock-up period of one year. As a result, Deswell now has a 71% controlling interest in Integrated.

Richard Lau, chairman and chief executive officer, commented, "We are extremely optimistic about the strategic direction of our electronics and metallics divisions. We have aggressively focused on improving the performance of these segments and believe this investment will provide a favorable return for our shareholders. We currently anticipate growth of 15%-20% in each of these divisions this year. Messrs. Lee and Tam will continue working closely with the company as board members of the subsidiaries."

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

                                      # # #



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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                     For and on behalf of
                                                     Deswell Industries, Inc.




                                                     By: /s/ RICHARD LAU
                                                         ----------------------
                                                     Richard Lau
                                                     Chief Executive Officer

Date: January 24, 2003




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